

October 21, 2010

Alan Casnoff
Chief Executive Officer
DVL, Inc.
70 East 55th Street
New York, New York 10022

> **Re: DVL, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-08356**

Dear Mr. Casnoff:

We have reviewed your response letter dated August 31, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.   We note that your letter dated August 31, 2010 was not signed by a representative of the company's management. Please file a supplemental letter signed by management acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Alan Casnoff
DVL, Inc
October 21, 2010
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A(T) – Controls and Procedures, page 13

Management's Report on Internal Control over Financial Reporting, page 14

2. We have read and considered your response to comment one. Please amend your 10-K for the year ended December 31, 2009 to reflect management's conclusion on the effectiveness of its internal control over financial reporting.

Financial Statements and Footnotes

Note 1 – Summary of Significant Accounting Policies, page F-10

A- The Company, page F-10

3. We have read and considered your response to comment two. In future filings, revise your disclosure to state, if true, that the properties acquired through foreclosure represents the underlying collateral of the defaulted mortgage loans made to the Affiliate Limited Partnerships. Please confirm to us whether you plan to make such changes in future filings.

L – Fair Value of Financial Instruments, page F-13

4. We have read and considered your response to comment six. In future filings, please expand your disclosure to state specifically the method used and assumptions made when determining the fair value of your residual interests. Please provide us with your proposed disclosure.

Note 2 – Residual Interests in Securitized Portfolios, page F-14

5. We have read and considered your response to eight. To the extent that the carrying value of your residual interest exceeds fair value in a fiscal period, please expand your disclosure, in future filings, to discuss your reasoning why an impairment charge was not deemed necessary. Please provide us with your proposed disclosure.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief